082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario
M5H 1B6

File No. ~~82-4959~~




06016746

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES EXPANDS ITS BELLECHASSE GOLD PROPERTY HOLDINGS

SUPPL

September 5, 2006

The Company is pleased to announce that it has acquired by staking 281 claims in southeastern Quebec to cover the strike extensions of its Bellechasse, Champagne and North Zone trends. The extension totals an additional 40 kilometers (25 miles) covering approximately 12,100 hectares (30,000 acres).

There exists, within the extensions extensive geochemical, geophysical and geological anomalies that are similar to the known mineralized zones (Timmins, Timmins South, 88 Zone, Champagne, etc.). The Company will drill test these targets shortly.

The Company's Bellechasse Gold Project now consists of 531 claims for a total of 21,100 hectares (52,140 acres).

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 9/12